Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Aeterna Zentaris Inc. (the “Company”)

c/o Norton Rose Fulbright Canada LLP

222 Bay Street, Suite 3000

Toronto, Ontario M5K 1E7

2.	Date of Material Change

May 3, 2024

3.	News Release

On May 1, 2024, the Company issued a press release disclosing the effective date of its Share Consolidation (as defined below). The press release was disseminated by the Company through GlobeNewswire. A copy of the press release was filed on SEDAR+.

4.	Summary of Material Change

Effective May 3, 2024, the Company completed a share consolidation on the basis of four (4) pre-consolidation common shares of the Company (“Common Shares”) for (1) one post-consolidation Common Share (the “Share Consolidation”). The Share Consolidation reduced the number of Common Shares issued and outstanding from approximately 4,855,876 Common Shares to approximately 1,213,969 Common Shares. The Common Shares commenced trading on the Toronto Stock Exchange and on The Nasdaq Capital Market (the “Nasdaq”) on a consolidated basis at the opening of trading on May 3, 2024.

5.1	Full Description of Material Change

Effective May 3, 2024, the Company completed the Share Consolidation, resulting in the reduction of its Common Shares from approximately 4,855,876 Common Shares to approximately 1,213,969 Common Shares. The Common Shares commenced trading on the Toronto Stock Exchange and on the Nasdaq on a consolidated basis at the opening of trading on May 3, 2024.

The new CUSIP number for the Common Shares following the Share Consolidation is 007975600 and the new ISIN number is CA0079756007. No fractional Common Shares were issued in connection with the Share Consolidation. Any fractional Common Share resulting from the Share Consolidation has been rounded down to the nearest whole number, and any such fractional interest has been cancelled without consideration.

The Share Consolidation was approved by holders of Common Shares at the Company’s special meeting of shareholders held on March 12, 2024, along with other matters related to the merger of equals transaction with Ceapro Inc. pursuant to a plan of arrangement (the “Transaction”).

For additional information regarding the Share Consolidation and the Transaction, please refer to the Company’s registration statement and the management information circular dated February 9, 2024, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca or EDGAR at www.sec.gov.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Further information regarding the matters described in this report may be obtained from Giuliano La Fratta, Chief Financial Officer, at (843) 900-3223 or IR@AEZSinc.com.

9.	Date of Report

May 3, 2024